

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2013

Via E-mail
Robert S. Tissue
Chief Financial Officer
Summit Financial Group, Inc.
300 North Main Street
Moorefield, West Virginia 26836

> **Re:** **Summit Financial Group,**
> **Form 10-K for Fiscal Period Ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 10-Q for the Period Ended June 30, 2013**
> **Filed August 7, 2013**
> **File No. 000-16587**

Dear Mr. Tissue:

   We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K filed for the Year Ended December 31, 2012

Consolidated Statements of Income, page 49

1. We note your response to prior comment one in our letter dated September 13, 2013. Please revise your future filings to classify write-downs on foreclosed properties within noninterest expense in accordance with Rule 9-04.14 of Regulation S-X.

Robert S. Tissue
Summit Financial Group, Inc.
October 23, 2013
Page 2

Form 10-Q filed for the Period Ended June 30, 2013

Managements' Discussion and Analysis of Financial Condition and Results of Operations

Credit Experience, page 50

2. We note your response to prior comment six in our letter dated September 13, 2013. As it relates to the largest nonperforming loan and your appraisal policies please address the following:

- Your appraisal policy for impaired loans identifying how the fair value of the collateral underlying the respective loan on a quarterly basis subsequent to the appraisal date is determined;
- Given that the September 2012 appraisal amount was determined to be $10 million on a cross-collateralized basis which included both a single family residence and business investment, address how you determined the fair value of the collateral at year end December 31, 2012 and for each subsequent quarter through September 30, 2013;
- How management determined the $3.565 million chargeoff amount recorded in the second quarter of fiscal 2013;
- How the specific allowance for loan loss was determined at year end December 31, 2012 and for each subsequent quarter through September 30, 2013; and
- Whether the company expects to recognize any additional losses on any collateral shortfall on the single family residence given the foreclosure proceedings which are in process.

3. In regard to the second largest nonperforming loan, given the ongoing problems regarding the potential sale of this property to a third party, please address how the specific allowance for loan loss was determined at year end December 31, 2012 and for each subsequent quarter through September 30, 2013.

   Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief